PREMIUM BILL

Insured: HOMESTEAD FUNDS, INC.	Date: November 15, 2022

Producer: LOCKTON COMPANIES, LLC (DC)

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM

December 15, 2021	82416760	Policy Extension		$ 306 A/P

To

January 1, 2023

15% Commission

			TOTAL	$ 306 A/P

FEDERAL INSURANCE COMPANY

Endorsement No.: 13

Bond Number: 82416760

NAME OF ASSURED:	HOMESTEAD FUNDS, INC.

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD:	from	12:01 a.m. on	December 15, 2021
	to	12:01 a.m. on	January 1, 2023

This Endorsement applies to loss discovered after 12:01 a.m. on December 15, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 15, 2022	By

Authorized Representative

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

HOMESTEAD FUNDS, INC. (the “Corporation”)

HOMESTEAD FUNDS TRUST (the “Trust”)

Approval of Fidelity Bond Extension

WHEREAS, the Board approved certain Fidelity Bond, Directors & Officers / Professional Liability Policy and Side-A Policy (collectively, the “Insurance Policies”), each with a term of December 15, 2021 to December 15, 2022, at the December 14-15, 2021 meeting of the Board; and

WHEREAS, the Board wishes to extend the terms of each of the Insurance Policies to better align the timing of the annual renewals of the Insurance Policies with the quarterly December Board meeting; and

WHEREAS, the Insurance Policies have been proposed to be extended from December 15, 2022 to January 1, 2023 (the “Extension Period”), with the premiums charged for the Extension Period to be pro-rated based on the premiums charged under the current period for each of the Insurance Policies and no other changes;

NOW, THEREFORE BE IT,

Fidelity Bond

RESOLVED, that the extension until January 1, 2023 of the terms and provisions of the Fidelity Bond issued by Chubb Group of Insurance Companies that was previously approved by the Board of Directors with a term of December 15, 2021 to December 15, 2022 (the “Fidelity Bond”) naming the Corporation, the Trust (together with the Corporation, the “Homestead Funds”), and each series thereof (each such series, a “Fund”) as insured parties (the “Insured Parties”), be and it hereby is, approved by the full Board of Directors and by a separate vote of a majority of the Independent Directors; and it is

FURTHER RESOLVED, that the amount of the fidelity bond coverage, for the Extension Period, is approved after consideration of all factors deemed relevant by the Board of Directors, including, but not limited to, the existing and projected value of the aggregate assets of the Funds to which any covered person may have access, the amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping for such assets, and the nature of the securities held by each Fund; and it is

FURTHER RESOLVED, that, subject to the ratification of the Board of Directors, the officers of the Funds be, and hereby are, authorized to increase the amount of such bond as may be necessary to satisfy the requirements of Rule 17g1(d) under the 1940 Act; and it is

FURTHER RESOLVED, that any officer of the Homestead Funds be, and each of them hereby is, authorized, empowered and directed to make the filings and give the notices required by Rule 17g-1 under the 1940 Act, and to make any other filings necessary or advisable in connection with the extension of the Fidelity Bond and to take all actions deemed necessary or advisable to carry out the intent of the foregoing resolutions; and it is

FURTHER RESOLVED, that the portion of the premium to be paid by each Fund in respect of the extension of the Fidelity Bond, taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond, and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insured, and the relationship of the share of the premium allocated to each Fund to the premium such Fund would have had to pay if it had provided and maintained a single insured bond, be and it hereby is, approved by the full Board of Directors, and by a separate vote of a majority of the Independent Directors.